Airbee Wireless, Inc.
No 1A First Lane, Shanti Ram Center
Nungambakkam High Road
Nungambakkam, Chennai 600034
India

July 16, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Stephen Krikorian and Morgan Youngwood

Re:	Response to Comment on Airbee Wireless, Inc. Forms 10-Q for the quarterly period ended September 30, 2008 Filed on November 19, 2008 File No. 000-50918

Dear Messrs. Krikorian and Youngwood:

Airbee Wireless, Inc. (the “Company”), hereby submits responses to the comment letter issued by the staff of the Securities and Exchange Commission dated June 17, 2009. Staff’s comments from its letter are shown below in bold type followed immediately by our responses.

Forms 10-Q for the quarterly period ended September 30, 2008
Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 10, Debt, page 12

1.
We note your response to prior comment No. 4. Explain why you believe it is appropriate to record a gain in connection with this transaction instead of recording this amount as a capital transaction. Cite the accounting guidance you relied upon.

Upon review of the relevant accounting guidance, specifically APB Opinion 26, the Company has concluded its accounting for this transaction is in error and should have been recorded as a capital transaction. The Company will make the necessary correction when it files its Form 10-K for the year ended December 31, 2008.

We note the staff’s closing comments and appreciate the cooperation and courtesies extended to us by the staff.  If you require additional assistance, please let us know.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer